Exhibit 99.1

Uxin Announces Entry into Share Subscription Agreements with NIO Capital and Prestige Shine Group Limited

BEIJING, December 26, 2025 -- Uxin Limited (“Uxin” or the “Company”) (Nasdaq: UXIN), China’s leading used car retailer, today announced that the Company has entered into definitive share subscription agreements with affiliates of NIO Capital and Prestige Shine Group Limited (collectively, the “Investors”).

Under the definitive agreements, the Company has agreed to issue and sell, and the Investors have agreed to purchase, an aggregate of 5,246,589,717 Class A ordinary shares of the Company at a purchase price of US$0.00953 per Class A ordinary share (equivalent to US$2.859 per American depositary share), for an aggregate consideration of US$50 million. Of such amount, affiliates of NIO Capital have agreed to invest US$20 million and Prestige Shine Group Limited have agreed to invest US$30 million. The consummation of the transactions is subject to customary closing conditions.

Mr. Kun Dai, Founder, Chairman and Chief Executive Officer of Uxin, commented, “We are delighted to receive continued support from the Investors. Their follow-on investment underscores our long-term investors’ strong recognition and confidence in the company’s strategic direction, business model, and operational progress. The proceeds from this financing are expected to provide sufficient capital to support the launch of four to six new superstores in 2026, while also strengthening our balance sheet and further enhancing our overall financial resilience. Looking ahead, we will continue to execute our established strategy, steadily expanding our operations and further strengthening our position in China’s used car retail market. We remain committed to delivering long-term value for our shareholders.”

About Uxin

Uxin is China’s leading used car retailer, pioneering industry transformation with advanced production, new retail experiences, and digital empowerment. We offer high-quality and value-for-money vehicles as well as superior after-sales services through a reliable, one-stop, and hassle-free transaction experience. Under our omni-channel strategy, we are able to leverage our pioneering online platform to serve customers nationwide and establish market leadership in selected regions through offline superstores with inventory capacities ranging from 2,000 to 8,000 vehicles. Leveraging our extensive industry data and continuous technology innovation throughout more than ten years of operation, we have established strong used car management and operation capabilities. We are committed to upholding our customer-centric approach and driving the healthy development of China’s used car industry.

Safe Harbor Statement

This press release contains statements that may constitute “forward-looking” statements which are made pursuant to the “safe harbor” provisions of the U.S. Private Securities Litigation Reform Act of 1995. These forward-looking statements can be identified by terminology such as “will,” “expects,” “anticipates,” “aims,” “future,” “intends,” “plans,” “believes,” “estimates,” “likely to,” and similar statements. Statements that are not historical facts, including statements about Uxin’s beliefs, plans, and expectations, are forward-looking statements. Forward-looking statements involve inherent risks and uncertainties. A number of factors could cause actual results to differ materially from those contained in any forward-looking statement, including but not limited to the following: the risk and uncertainties as to the timing of the consummation of the transactions; the risk that certain closing conditions of the transactions may not be satisfied on a timely basis, or at all; Uxin’s goal and strategies; its expansion plans; its future business development, financial condition and results of operations; Uxin’s expectations regarding demand for, and market acceptance of, its products and services; its ability to provide differentiated and superior customer experience, maintain and enhance customer trust in its platform, and assess and mitigate various risks, including credit; its expectations regarding maintaining and expanding its relationships with business partners, including financing partners; trends and competition in China’s used car e-commerce industry and other related industries; the laws and regulations relating to Uxin’s industry; the general economic and business conditions; and assumptions underlying or related to any of the foregoing.

For investor and media enquiries, please contact:

Uxin Limited Investor Relations

Uxin Limited

Email: ir@xin.com

The Blueshirt Group

 Mr. Jack Wang

Phone: +86 166-0115-0429

Email: Jack@blueshirtgroup.co